Exhibit 8

40 North Increases Offer for W.R. Grace to $70 Per Share

Offer Provides Immediate Cash to Grace Shareholders at a 74% Premium

NEW YORK -- 40 North Management LLC (“40 North”) today sent a letter to the Board of Directors of W.R. Grace & Co (NYSE: GRA) (“Grace” or the “Company”) increasing its offer to acquire all of the outstanding shares of common stock for $70 per share in cash. The new offer represents a 74% premium over Grace’s closing share price on October 13, 2020, the day prior to 40 North filing a Schedule 13D/A with the Securities and Exchange Commission disclosing the resignation of the 40 North representative from the Grace Board of Directors.

In the letter, 40 North noted that beginning on February 1, 2021, it conducted a customary due diligence review of Grace in as comprehensive a way as possible given the limitations of the information provided by the Company. Following the review, 40 North determined that its proposal for $70 per share in cash fully values the Company and accordingly represents 40 North's best and final offer.

The full text of the letter follows:

April 1, 2021

Board of Directors

W.R. Grace & Co.

7500 Grace Drive

Columbia, MD 21044

Dear Members of the Board:

As you know, since February 1, 2021 we have worked expeditiously to conduct a customary due diligence review of W.R. Grace & Co. (“Grace” or the “Company”) in as comprehensive a way as possible given the limitations of the information provided by the Company. In connection with our review, we engaged numerous advisers, consultants and specialists to further our analysis of the various facets of Grace’s business. Though the results of our work did not fully support management’s optimistic growth expectations for Grace’s specialty catalysts business, and we continue to have serious reservations with regard to the Company’s questionably-timed acquisition of Albemarle’s Fine Chemistry Services business, we remain firm in our belief that Grace’s full potential for all stakeholders can best be achieved outside of the public markets with proactive, hands-on management. In this regard, we are prepared to submit our best and final offer of $70 per share in cash (our “Proposal”). This Proposal represents a full valuation for the Company and reflects a multiple of 11.9x consensus 2021E EBITDA and a 74% premium over the Company’s unaffected share price1. Moreover, it offers shareholders the opportunity to realize immediate, certain and attractive value.

As stated previously, our Proposal does not include any financing contingency, and our financing banks are Citi, J.P. Morgan, Deutsche Bank and BNP Paribas. This Proposal is subject only to confirmatory diligence, which we expect to be able to complete in two weeks, and the execution of definitive documentation. Our offer does not require any internal corporate or shareholder approvals and, with Grace’s cooperation, we are confident we can receive all necessary regulatory approvals in a timely manner.

[1]	Prior to October 14, 2020, when 40 North filed its Schedule 13D amendment.

We stand ready to engage with you and your advisers to deliver a transaction in the best interests of all Grace shareholders without delay and look forward to hearing from you.

Sincerely,

/s/ David J. Millstone	/s/ David S. Winter

About 40 North:

40 North is a fundamentally-based investment platform focused on public equities that takes concentrated, long-term positions across a range of sectors and leverages deep industrial knowledge to create value for all stakeholders.

Contacts

Investor Contact:
Scott Winter / Jonathan Salzberger
Innisfree M&A Incorporated
(212) 750-5833

Media Contacts:
Lex Suvanto
Edelman
Lex.Suvanto@edelman.com
(646) 775-8337

Patrick Ryan
Edelman
Patrick.Ryan@edelman.com
(610) 306-7536